UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

New Senior Investment Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
648691103
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	648691103

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,907,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,907,590
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,907,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%[1]
12	TYPE OF REPORTING PERSON PN

[1]
Based on 82,148,869 Common Stock shares outstanding as of October 27, 2017, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017, plus 6,734,742 options beneficially owned by Fortress Operating Entity I LP that, as of December 31, 2017, were exercisable within 60 days.

CUSIP No.	648691103

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,907,590[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,907,590[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,907,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%[2]
12	TYPE OF REPORTING PERSON CO

[1]	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

[2]
Based on 82,148,869 Common Stock shares outstanding as of October 27, 2017, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017, plus 6,734,742 options beneficially owned by Fortress Operating Entity I LP that, as of December 31, 2017, were exercisable within 60 days.

CUSIP No.	648691103

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,907,590[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,907,590[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,907,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

[2]
Based on 82,148,869 Common Stock shares outstanding as of October 27, 2017, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017, plus 6,734,742 options beneficially owned by Fortress Operating Entity I LP that, as of December 31, 2017, were exercisable within 60 days.

Item 1(a)	Name of Issuer

The name of the issuer is New Senior Investment Group Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at: 1345 Avenue of the Americas, New York, NY 10105.

Item 2(a)	Name of Person Filing

This statement is filed by:

(i) Fortress Operating Entity I LP, a Delaware limited liability company;

(ii) FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and

(iii)
Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficial own the Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 3 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act was filed as Exhibit 1 to Schedule 13G, filed February 17, 2015, and is incorporated herein by reference.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.

648691103

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount Beneficially Owned: see Item 9 of each of the cover pages.

	(b)	Percent of Class: see Item 11 of each of the cover pages.

	(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: See Item 5 of each of the cover pages.

(ii) Shared power to vote or direct the vote: See Item 6 of each of the cover pages.

(iii) Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.

(iv) Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.

Options referenced herein are contractually required to be settled in an amount of cash equal to the excess of the fair market value of a share on the date of exercise over the exercise price per share, unless a majority of the independent members of the Issuer’s board of directors determines to settle the option in shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP. Its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG CORP.

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary